                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (Amendment No.    5    )*
                                           -------

                            Geo. A. Hormel & Company
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                                     Common
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   440452-10-0
                         ------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 6 pages

CUSIP No.  440452-10-0                13G                     Page 2 of 6 pages
- --------------------------------------------------------------------------------

 1   NAME OF REPORTING PERSON S.S. or I.R.S.
     IDENTIFICATION NO. OF ABOVE PERSON
     First Bank System Inc.
     601 2nd Ave. South
     Minneapolis, MN  55402-4302
     Tax I.D. No.:  41-0255900
- --------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                (a)  / /
                                                (b)  / /
- --------------------------------------------------------------------------------
 3   SEC USE ONLY


- --------------------------------------------------------------------------------
 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware, U.S.A.

- --------------------------------------------------------------------------------
                             5  SOLE VOTING POWER
 NUMBER OF                                             *
  SHARES                     --------------------------------------------------
BENEFICIALLY                 6   SHARED VOTING
 OWNED BY                                              *
   EACH
 REPORTING                   --------------------------------------------------
  PERSON                     7   SOLE DISPOSITIVE
   WITH                                                *
                             --------------------------------------------------
                             8   SHARED DISPOSITIVE POWER
                                                        *
- -------------------------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                       *

- -------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


- -------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                            Less than 5%

- -------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

    H.C.

- -------------------------------------------------------------------------------

                       SEE INSTRUCTION BEFORE FILLING OUT!

                                                              Page 3 of 6 pages

ITEM 1

     a.     NAME OF ISSUER:

            Geo. A. Hormel & Company

     b.     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            Geo. A. Hormel & Company
            501 - 16th AvenueNE
            P.O. Box 800
            Austin, MN 55912

ITEM 2

     a.     NAME OF PERSON FILING:

            First Bank System, Inc.

     b.     ADDRESS OF PERSON'S FILING PRINCIPAL EXECUTIVE Offices:

            601 2nd Ave South
            Minneapolis, MN  55402-4302
            United States

      c.    TITLE OF CLASS OF SECURITIES:

            COMMON

      d.    CUSIP NUMBER:

            440452-10-0

ITEM 3.

            The person filing this statement is a:
            (g) /x/ Parent Holding Company

ITEM 4

     OWNERSHIP:

     a.     Amount beneficially owned:                                        *
     b.     Percentage of Class:                                   Less than 5%
     c.     Number of shares as to which such person has:

            1.   Sole power to vote or direct the vote                        *
            2.   Shared power to vote or direct vote:                         *
            3.   Sole power to dispose or direct the disposition              *
            4.   Shared power to dispose or direct the disposition            *

ITEM 5

     OWNERSHIP OF FIVE PERCENT OR LESS OF CLASS:  ( X )

ITEM 6.

     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

     Other persons have the right to receive or the power to direct the receipt of, dividend from, or the proceeds from the sale of, such securities. To our knowledge no interest of any such person relates to more than 5% of the class.

ITEM 7

     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY PARENT HOLDING COMPANY

     See Exhibit A

ITEM 8

      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

      Not Applicable

ITEM 9

     NOTICE OF DISSOLUTION OF GROUP:

     Not Applicable

ITEM 10

      CERTIFICATION

      Not Applicable
      Statement filed pursuant to Rule 13d - 2(b)


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated:  February 10, 1994

/s/  Bruce L. Wilson

- ------------------------

Bruce L. Wilson
Vice President

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D. C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                                    EXHIBIT A

The Schedule to which this attachment is appended is filed on behalf of the following subsidiary or subsidiaries listed below, which are classified as banks for the purposes of 17 CFR 140.13d-1 (b) (ii) (B).


     First Trust National Association        First Bank National Association
     180 East Fifth Street, Suite 200        601 2nd Ave South
     St. Paul, Minnesota 55101               Minneapolis, Minnesota 55402-4302

     First bank of South Dakota              Colorado National Bank
     (National Association)                  P.O. Box 5548
     141 North Main Avenue                   Denver, Colorado 80217
     Sioux Falls, So. Dakota 57117

     First Trust Company of North
     Dakota National Association
     505 Second Avenue North
     Fargo, North Dakota 58102

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                             EXHIBIT B - DISCLAIMER

Information on the attached Schedule 13G is provided solely for the purpose of complying with Section 13(d) and 13(g) of the Securities Exchange Act of 1934 and Regulations promulgated under authority thereof and is not intended as an admission that First Bank System, Inc. or any of its subsidiaries, is a beneficial owner of the securities described herein for any other purpose (including without limitation for purposes of the Minnesota Control Share Acquisition Act).